

August 7, 2012

Via E-mail
H. Van Sinclair
Chief Executive Officer and President
RLJ Entertainment, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

> **Re: RLJ Entertainment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 6, 2012**
> **File No. 333-180714**

Dear Mr. Sinclair:

We have reviewed your responses to the comments in our letter dated July 27, 2012 and have the following additional comments.

Exhibit 8.1

1. Refer to the first paragraph on page 2. Please have counsel delete the phrase "and have not been subsequently amended" from clause (i).

2. Refer to the second paragraph on page 3. Investors are entitled to rely on the opinion expressed. Please have counsel delete the phrase "and may not be relied upon by any person other than RLJ without our express written consent" from clause (iii).

3. Refer to the third paragraph on page 3. We note that this opinion has been filed as Exhibit 8.1. Please have counsel revise the exhibit reference.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Alan I. Annex, Esq.